# APPENDIX B:
## FINANCIAL STATEMENTS
### (Unaudited)

# Honey & Hops Brew Works

## Profit and Loss
January - December 2021

|  | TOTAL |
|---|---|
| **Income** |  |
| Cash Sales | 11,849.38 |
| Mead | -31.58 |
| Merchandises - Shirts, Glasses, etc | -164.78 |
| Product Sales | 210,384.66 |
| Uncategorized Income | 0.00 |
| Wholesale Income | 6,930.85 |
| **Total Income** | **$228,968.53** |
| **Cost of Goods Sold** |  |
| COGS - Food (Chocolates, etc) | 1,205.70 |
| COGS - Mead | 36,168.85 |
| COGS - Merchandises - Shirts, Glasses, etc | 10,083.38 |
| ingredients Mead | 1,895.70 |
| Keg Equipment | 207.43 |
| **Total Cost of Goods Sold** | **$49,561.06** |
| **GROSS PROFIT** | **$179,407.47** |
| **Expenses** |  |
| 60000 Payroll Expenses | 3,891.23 |
| 60001 Regular Pay | 13,749.27 |
| 60003 Tips | 1,537.20 |
| 60005 Sick Pay | 56.00 |
| 60006 Bonus Pay | 100.00 |
| **Total 60000 Payroll Expenses** | **19,333.70** |
| 61000 Payroll Taxes | 1,234.44 |
| 61001 FED SOCSEC-ER | 1,062.32 |
| 61002 FED MEDCARE-ER | -120.87 |
| 61003 FED FUTA | 69.22 |
| 61011 VA SUI-ER | 307.25 |
| **Total 61000 Payroll Taxes** | **2,552.36** |
| 62000 SG&A |  |
| 1099 Contractors | 4,337.15 |
| 620102 Live Entertainment | 440.00 |
| **Total 1099 Contractors** | **4,777.15** |
| 620012 Recipe Development | 6,734.52 |
| Accounting | 2,550.00 |
| Advertising | 939.53 |
| Ads | 16.44 |
| Newspapers/Magazines | 89.00 |
| Printing | 29.48 |
| Website | 204.00 |
| **Total Advertising** | **1,278.45** |
| Auto |  |

# Honey & Hops Brew Works

## Profit and Loss

January - December 2021

|  | TOTAL |
|---|---:|
| Auto Repairs & Maintenance | 41.75 |
| Gasoline | 89.93 |
| **Total Auto** | **131.68** |
| Bank Charges | 35.00 |
| Charitable Contributions | 753.00 |
| Decorations | 647.58 |
| Dues & Subscriptions (Softwares, Apps) | 1,094.55 |
| Entertainment/Events | 90.00 |
| Insurance | |
| General Liability Insurance | 1,475.66 |
| **Total Insurance** | **1,475.66** |
| Interest expenses (Loans only) | 1,690.00 |
| Internet/Telecom | 2,826.10 |
| Marketing | 3,889.95 |
| Gifts | 114.53 |
| **Total Marketing** | **4,004.48** |
| Meals (100%) | 157.11 |
| Meals (50%) | 737.16 |
| Merchant Fees | 4,377.12 |
| Payroll Service Fees | 2,312.68 |
| Postage/Shipping | 97.48 |
| Rent | 6,133.33 |
| Equipment | 293.89 |
| Location | 21,615.10 |
| Storage | 808.32 |
| **Total Rent** | **28,850.64** |
| Repairs and maintenance | 22,715.28 |
| Supplies | 12.63 |
| Disposable Supplies | 1,367.49 |
| Office Supplies | 5,690.60 |
| Operating Tools & Supplies | 20,476.54 |
| **Total Supplies** | **27,547.26** |
| Taxes and Licenses | 1,744.20 |
| excise tax | 890.52 |
| Licenses | 1,712.52 |
| Local Taxes | 2,140.37 |
| Meals tax | 320.96 |
| Other Taxes | 1,104.75 |
| Sales and Use Taxes | 9,051.89 |
| **Total Taxes and Licenses** | **16,965.21** |
| Travel | 4.59 |
| Utilities | 450.00 |
| Electric | 506.13 |

|  | TOTAL |
|---|---|
| Gas | 461.21 |
| Water | 225.00 |
| **Total Utilities** | **1,642.34** |
| **Total 62000 SG&A** | **133,495.04** |
| CO2, Nitro, ETC | 961.77 |
| Front Of house Expenses | 362.00 |
| Musicians fee | 540.00 |
| **Total Expenses** | **$157,244.87** |
| NET OPERATING INCOME | **$22,162.60** |
| NET INCOME | **$22,162.60** |

# Honey & Hops Brew Works

## Balance Sheet
### As of December 31, 2021

|  | TOTAL |
|---|---:|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| Checking | 30,393.98 |
| Payroll | 3,964.20 |
| **Total Bank Accounts** | **$34,358.18** |
| **Total Current Assets** | **$34,358.18** |
| **TOTAL ASSETS** | **$34,358.18** |
| **LIABILITIES AND EQUITY** | |
| Liabilities | |
| Current Liabilities | |
| Accounts Payable | |
| Accounts Payable (A/P) | 0.00 |
| **Total Accounts Payable** | **$0.00** |
| Credit Cards | |
| Credit Card | 0.00 |
| **Total Credit Cards** | **$0.00** |
| Other Current Liabilities | |
| Payroll Liabilites | |
| FED FIT | 0.00 |
| FED MEDCARE | 0.00 |
| FED SOCSEC | 0.00 |
| Net Pay | 0.00 |
| VA SIT | 0.00 |
| **Total Payroll Liabilites** | **0.00** |
| Payroll Tax Payable | |
| ER - Medicare | 0.00 |
| ER - Social Security | 0.00 |
| FUTA | 0.00 |
| VA SUI-ER | 0.00 |
| **Total Payroll Tax Payable** | **0.00** |
| **Total Other Current Liabilities** | **$0.00** |
| **Total Current Liabilities** | **$0.00** |
| Long-Term Liabilities | |
| Square Loans/Notes Payable | 8,872.55 |
| **Total Long-Term Liabilities** | **$8,872.55** |
| **Total Liabilities** | **$8,872.55** |
| Equity | |
| Ian's Equity (33.33%) | |
| Ian's Contributions | 0.00 |
| Ian's Distributions | 204.00 |

# Honey & Hops Brew Works

## Balance Sheet

### As of December 31, 2021

|  | TOTAL |
|---|---|
| **Total Ian's Equity (33.33%)** | **204.00** |
| Opening Balance Equity | 0.00 |
| Retained Earnings | 3,119.03 |
| Net Income | 22,162.60 |
| **Total Equity** | **$25,485.63** |
| **TOTAL LIABILITIES AND EQUITY** | **$34,358.18** |

# Honey & Hops Brew Works

## Statement of Cash Flows

### January - December 2021

|  | TOTAL |
|---|---|
| OPERATING ACTIVITIES |  |
| Net Income | 22,162.60 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: |  |
| Accounts Payable (A/P) | 0.00 |
| Credit Card | 0.00 |
| Payroll Liabilites:FED FIT | 0.00 |
| Payroll Liabilites:FED MEDCARE | 0.00 |
| Payroll Liabilites:FED SOCSEC | 0.00 |
| Payroll Liabilites:Net Pay | 0.00 |
| Payroll Liabilites:VA SIT | 0.00 |
| Payroll Tax Payable:ER - Medicare | 0.00 |
| Payroll Tax Payable:ER - Social Security | 0.00 |
| Payroll Tax Payable:FUTA | 0.00 |
| Payroll Tax Payable:VA SUI-ER | 0.00 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **0.00** |
| **Net cash provided by operating activities** | **$22,162.60** |
| FINANCING ACTIVITIES |  |
| Square Loans/Notes Payable | 8,872.55 |
| Ian's Equity (33.33%):Ian's Contributions | 0.00 |
| Ian's Equity (33.33%):Ian's Distributions | 204.00 |
| Opening Balance Equity | 0.00 |
| Retained Earnings | 3,119.03 |
| **Net cash provided by financing activities** | **$12,195.58** |
| NET CASH INCREASE FOR PERIOD | **$34,358.18** |
| CASH AT END OF PERIOD | **$34,358.18** |

# Honey & Hops Brew Works

## Profit and Loss
January - December 2022

|  | TOTAL |
|---|---|
| Income |  |
| Cash Sales | 19,060.12 |
| Combs & Cones Club | 17,052.48 |
| Product Sales | 271,921.27 |
| online sales | 3,027.25 |
| **Total Product Sales** | **274,948.52** |
| Wholesale Income | 12,608.31 |
| **Total Income** | **$323,669.43** |
| Cost of Goods Sold |  |
| COGS - Food (Chocolates, etc) | 5,180.87 |
| COGS - Mead | 79,201.52 |
| COGS - Merchandises - Shirts, Glasses, etc | 5,757.50 |
| Keg Equipment | 200.00 |
| **Total Cost of Goods Sold** | **$90,339.89** |
| GROSS PROFIT | **$233,329.54** |
| Expenses |  |
| 60000 Payroll Expenses | 79,775.86 |
| 60001 Regular Pay | 7,917.78 |
| 60003 Tips | 933.61 |
| **Total 60000 Payroll Expenses** | **88,627.25** |
| 61000 Payroll Taxes | 18,670.87 |
| 62000 SG&A |  |
| 620012 Recipe Development | 4,572.30 |
| Advertising | 1,525.00 |
| Ads | 192.78 |
| **Total Advertising** | **1,717.78** |
| Auto |  |
| Gasoline | 82.26 |
| **Total Auto** | **82.26** |
| Charitable Contributions | 3,952.09 |
| Dues & Subscriptions (Softwares, Apps) | 1,488.51 |
| Insurance |  |
| General Liability Insurance | 1,726.33 |
| **Total Insurance** | **1,726.33** |
| Internet/Telecom | 2,506.43 |
| Marketing | 7,752.28 |
| Gifts | 463.32 |
| **Total Marketing** | **8,215.60** |
| Meals (50%) | 2,580.79 |
| Payroll Service Fees | 2,097.40 |
| Postage/Shipping | 1,088.18 |
| Rent | 22,800.00 |

# Honey & Hops Brew Works

## Profit and Loss

### January - December 2022

|  | TOTAL |
|---|---:|
| Location | 1,900.00 |
| **Total Rent** | **24,700.00** |
| Repairs and maintenance | 17,022.25 |
| Supplies | |
| Disposable Supplies | 4,947.23 |
| Office Supplies | 951.58 |
| Operating Tools & Supplies | 14,771.43 |
| **Total Supplies** | **20,670.24** |
| Taxes and Licenses | 2,265.72 |
| excise tax | 1,699.98 |
| Licenses | 32.00 |
| Local Taxes | 2,919.60 |
| Property Taxes | 337.20 |
| Sales and Use Taxes | 1,026.07 |
| State Income Tax (VA) | 15,103.28 |
| **Total Taxes and Licenses** | **23,383.85** |
| Utilities | 2,750.00 |
| **Total 62000 SG&A** | **118,554.01** |
| CO2, Nitro, ETC | 345.13 |
| Front Of house Expenses | 708.99 |
| Musicians fee | 2,768.01 |
| **Total Expenses** | **$229,674.26** |
| NET OPERATING INCOME | **$3,655.28** |
| NET INCOME | **$3,655.28** |

# Honey & Hops Brew Works

## Balance Sheet

### As of December 31, 2022

| | TOTAL |
|---|---:|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| Cash on hand | -1,792.27 |
| Checking | 57,809.37 |
| Deposit Refund | -75.00 |
| false charge | 99.99 |
| Operating Tools & Suppliesing | 946.66 |
| Payroll | 3,964.20 |
| Recipe Development | 339.80 |
| **Total Bank Accounts** | **$61,292.75** |
| Other Current Assets | |
| Inventory | |
| Merchandises - Shirts, Glasses | 125.00 |
| **Total Inventory** | **125.00** |
| **Total Other Current Assets** | **$125.00** |
| **Total Current Assets** | **$61,417.75** |
| Fixed Assets | |
| Tangible Assets | |
| Furniture & Fixtures | 663.33 |
| Machinery & Equipment | 5,883.00 |
| **Total Tangible Assets** | **6,546.33** |
| **Total Fixed Assets** | **$6,546.33** |
| **TOTAL ASSETS** | **$67,964.08** |
| **LIABILITIES AND EQUITY** | |
| Liabilities | |
| Current Liabilities | |
| Accounts Payable | |
| Accounts Payable (A/P) | 0.00 |
| **Total Accounts Payable** | **$0.00** |
| Credit Cards | |
| Credit Card | -2,157.74 |
| **Total Credit Cards** | **$ -2,157.74** |
| Other Current Liabilities | |
| Payroll Liabilites | |
| FED FIT | 0.00 |
| FED MEDCARE | 0.00 |
| FED SOCSEC | 0.00 |
| Net Pay | 0.00 |
| VA SIT | 0.00 |
| **Total Payroll Liabilites** | **0.00** |
| Payroll Tax Payable | |

| | TOTAL |
|---|---|
| ER - Medicare | 0.00 |
| ER - Social Security | 0.00 |
| FUTA | 0.00 |
| VA SUI-ER | 0.00 |
| **Total Payroll Tax Payable** | **0.00** |
| Sales & Use Tax Payable | -18.05 |
| Short-term Loans | 32,405.41 |
| **Total Other Current Liabilities** | **$32,387.36** |
| **Total Current Liabilities** | **$30,229.62** |
| Long-Term Liabilities | |
| Square Loans/Notes Payable | 8,872.55 |
| **Total Long-Term Liabilities** | **$8,872.55** |
| **Total Liabilities** | **$39,102.17** |
| Equity | |
| Ian's Equity (33.33%) | |
| Ian's Contributions | 0.00 |
| Ian's Distributions | 204.00 |
| **Total Ian's Equity (33.33%)** | **204.00** |
| Opening Balance Equity | -279.00 |
| Retained Earnings | 25,281.63 |
| Net Income | 3,655.28 |
| **Total Equity** | **$28,861.91** |
| **TOTAL LIABILITIES AND EQUITY** | **$67,964.08** |

# Honey & Hops Brew Works

## Statement of Cash Flows
### January - December 2022

|  | TOTAL |
|---|---:|
| **OPERATING ACTIVITIES** | |
| Net Income | 3,655.28 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| Inventory:Merchandises - Shirts, Glasses | -125.00 |
| Credit Card | -2,157.74 |
| Sales & Use Tax Payable | -18.05 |
| Short-term Loans | 32,405.41 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **30,104.62** |
| **Net cash provided by operating activities** | **$33,759.90** |
| **INVESTING ACTIVITIES** | |
| Tangible Assets:Furniture & Fixtures | -663.33 |
| Tangible Assets:Machinery & Equipment | -5,883.00 |
| **Net cash provided by investing activities** | **$ -6,546.33** |
| **FINANCING ACTIVITIES** | |
| Opening Balance Equity | -279.00 |
| **Net cash provided by financing activities** | **$ -279.00** |
| NET CASH INCREASE FOR PERIOD | **$26,934.57** |
| Cash at beginning of period | 34,358.18 |
| CASH AT END OF PERIOD | **$61,292.75** |

I, Ian Rushing, certify that:

1. The financial statements of Honey & Hops, LLC, Honey & Hops Brew Works included in this Form are true and complete in all material respects; and
2. The tax return information of Honey & Hops, LLC, Honey & Hops Brew Works included in this Form reflects accurately the information reported on the tax return for Honey & Hops, LLC, Honey & Hops Brew Works for the fiscal years ended 2021 and 2022 (most recently available as of the Date of this Form C).

Signature      _Ian Rushing_____

Name:          Ian Rushing

Title:          General Partner